UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Mylan N.V.

(Name of Issuer)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of Class of Securities)

N59465 109

(CUSIP Number)

Hubert L. Allen

Executive Vice President, General Counsel and Secretary

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064-6092

(224) 667-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Craig A. Roeder

Baker & McKenzie LLP

300 Randolph Street

Chicago, Illinois 60601

(312) 861-8000

June 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. N59465 109		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] Abbott Laboratories (I.R.S. Identification No. 36-0698440)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Fund OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 69,750,000

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 69,750,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,750,000

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.25%

14	Type of Reporting Person CO

CUSIP No. N59465 109		13D

1	Names of Reporting Persons Abbott Established Products Holdings (Gibraltar) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 62,782,018

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 62,782,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,782,018

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.83%

14	Type of Reporting Person CO

CUSIP No. N59465 109		13D

1	Names of Reporting Persons Abbott Investments Luxembourg S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 6,967,982

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 6,967,982

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,967,982

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.42%

14	Type of Reporting Person CO

Item 1.                                    Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the ordinary shares, nominal value €0.01 per share (the “Ordinary Shares”), of Mylan N.V., public limited company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Issuer”), and amends the Statement on Schedule 13D filed by Abbott Laboratories (“Abbott”), Abbott Established Products Holdings (Gibraltar) Limited (“Abbott Gibraltar”), Abbott Investments Luxembourg S.à r.l. (“Abbott Luxembourg” and together with Abbott and Abbott Gibraltar, the “Reporting Persons” and each, a “Reporting Person”) and Laboratoires Fournier S.A.S. on March 6, 2015, as amended by Amendment No. 1 thereto filed by the Reporting Persons and Laboratoires Fournier S.A.S. on April 6, 2015 and Amendment No. 2 thereto filed by the Reporting Persons on April 10, 2015 (as so amended, the “Initial Statement”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Initial Statement. Capitalized terms used but not defined in this Amendment No. 3 have the respective meanings set forth in the Initial Statement.

Item 6.                                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 3 amends Item 6 of the Initial Statement by inserting the following after the last paragraph of Item 6:

“On June 16, 2015, Abbott issued a press release affirming its continued support for the Issuer’s  growth strategy by stating its intent to vote its 14.5 percent stake in the Issuer in favor of the Issuer’s proposed acquisition of Perrigo Company plc.  A copy of Abbott’s press release is attached as Exhibit A and is incorporated herein by reference.”

Item 7.                                    Material to Be Filed as Exhibits.

The following documents are filed as exhibits to this Statement:

Exhibit	Description

Exhibit A	Press release dated June 16, 2015

Exhibit B	Joint Filing Agreement dated as of February 27, 2015 among the Reporting Persons (previously filed with the Commission as Exhibit B to the Initial Statement)

Exhibit C	Powers of Attorney (previously filed with the Commission as Exhibit C to the Initial Statement)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2015

ABBOTT LABORATORIES

By:	/s/ Hubert L. Allen
Name:	Hubert L. Allen
Title:	Executive Vice President, General Counsel and Secretary

ABBOTT ESTABLISHED PRODUCTS HOLDINGS (GIBRALTAR) LIMITED

By	/s/ Hubert L. Allen
Name:	Hubert L. Allen
Title:	Authorized Representative

ABBOTT INVESTMENTS
LUXEMBOURG S.À R.L.

By	/s/ Hubert L. Allen
Name:	Hubert L. Allen
Title:	Attorney-in-fact for Thomas C. Freyman, Class A Manager

Exhibit A

News Release

Abbott Affirms its Support for Mylan Standalone Strategy and Will Vote its Mylan Shares in Favor of Mylan’s Proposed Acquisition of Perrigo

ABBOTT PARK, Ill., June 16, 2015 — Abbott today confirmed its continued support for Mylan N.V’s growth strategy by stating its intent to vote its 14.5 percent stake in Mylan in favor of Mylan’s proposed acquisition of Perrigo.

“We chose Mylan to acquire our developed markets branded generics pharmaceuticals because its scale and breadth across critical distribution channels, broad and diverse portfolio, and commitment to patients and product quality strongly positions it for success in the years to come,” said Miles D. White, chairman and chief executive officer, Abbott. “As both Mylan’s largest shareholder and its partner through our continued manufacturing relationships, Abbott has considered the entire situation and we believe Mylan’s standalone strategy and acquisition of Perrigo will further enhance its platform, is strategically compelling, value enhancing for shareholders, and offers a clear path to completion. In light of these factors, we will be voting in favor of the Perrigo transaction.”

About Abbott:

Abbott is a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. With a portfolio of leading, science-based offerings in diagnostics, medical devices, nutritionals and branded generic pharmaceuticals, Abbott serves people in more than 150 countries and employs approximately 73,000 people.

Visit Abbott at www.abbott.com and connect with us on Twitter at @AbbottNews.

Abbott Media:

Scott Stoffel, (224) 668-5201

Abbott Financial:

Scott Leinenweber, (224) 668-0791